Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2011 and 2010

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board. Our operating and financial review and prospects should be read in conjunction with our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2011 filed herewith as Exhibit 99.1 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission, or SEC, on April 14, 2011. Certain statements in this discussion are forward-looking statements.

Overview

We are involved in the production of renewable energy through our ownership of photovoltaic plants, or PV Plants, in Italy. As of September 15, 2011, all of our PV Plants, with an aggregate capacity of approximately 10.8 MWp, are connected to the national grid and operating.

The following table includes information concerning our PV Plants:

PV Project Title	Capacity	Location	Technology of Panels	Connection to Grid

“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	Fix	January 14, 2011
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region	Fix	January 14, 2011
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region	Fix	April 1, 2011
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region	Duel Axes Tracker	April 14, 2011
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region	Fix	April 27, 2011
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region	Duel Axes Tracker	April 29, 2011
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region	Fix	May 25, 2011
“Pedale (Corato)”	2,993.6 kWp	Province of Bari, Municipality of Corato, Puglia region	Single Axes Tracker	May 31, 2011
“Aquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino, Puglia region	Fix	June 2011
“D-Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino, Puglia region	Fix	June 2011

In addition, we have made several investments in Israel, mainly in the energy manufacturing and energy related field through our ownership of 40% of the equity of U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds 18.75% of Dorad Energy Ltd., or Dorad, which plans and promotes the construction of an approximate 800 MWp power plant in the vicinity of Ashkelon, Israel. The Dorad power plant is currently under construction and is expected to commence operations in early-mid 2013. The Dorad power plant will be a bi-fuel station, using natural gas as the main fuel and diesel oil in the event of an emergency. Dorad previously executed a gas sale agreement for the supply of natural gas for its operations with the Egyptian company, East Mediterranean Gas Co., or EMG.  Due to the instability in the region and the disruptions in the supply of natural gas by EMG during the past year, Dorad may be required to procure natural gas from other sources.

As of September 15, 2011, we hold approximately $25.1 million in cash and cash equivalents, in addition to approximately $16.4 million in restricted cash and approximately $11.7 million in long term deposits.

Our plan of operation is to continue to operate in the Italian PV field and manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Our securities are listed on the NYSE Amex Stock Exchange. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

The sale of our wide-format printing business to Hewlett-Packard Company, or HP, and several of its subsidiaries, hereinafter referred to as the HP Transaction, was consummated on February 29, 2008. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million, of which $0.5 million was withheld in connection with NUR Europe’s obligations with respect to government grants, and $14.5 million was deposited into an escrow account to secure the indemnification obligations of the Company and its remaining subsidiaries pursuant to the HP Transaction. Following the submission of the claims and responses and negotiations between HP and us in connection with the funds deposited in the escrow account, we executed a settlement agreement with HP and received approximately $7.2 million (plus accrued interest) out of the $14.5 million that were deposited in the escrow account, and HP received the remainder of such funds. HP also released to us an amount of $0.5 million withheld in connection with NUR Europe’s obligations with respect to government grants.

Following the closing of the HP Transaction, we ceased conducting any operating activity until the execution of the first engineering, procurement and construction contracts for the construction of two PV Plants in Italy on March 4, 2010.

As our Italian PV Plants have only commenced operations after January 1, 2011, the data presented in our unaudited condensed consolidated interim financial statements and in our discussion below are not necessarily indicative of our future operating results or financial position.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 in our Annual Report on Form 20-F, filed with the SEC on April 14, 2011, and in notes 2 and 3 in our unaudited condensed consolidated interim financial statements as at June 30, 2011, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Results of Operations

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2010

Revenues were approximately $1.6 million for the six months ended June 30, 2011, compared to $0 for the six months ended June 30, 2010. Cost of sales were approximately $0.9 million for the six months ended June 30, 2011, compared to $0 for the six months ended June 30, 2010. This increase was due to the commencement of operations of our Italian PV Plants subsequent to January 1, 2011.

General and administrative expenses were approximately $1.8 million for the six months ended June 30, 2011, compared to approximately $1.3 million for the six months ended June 30, 2010. This increase was primarily due to increased consulting expenses due to our enhanced operations and increased salary related expenses as a result of salary increases and bonuses paid.

Financial income was approximately $0.3 million in the six months ended June 30, 2011 and 2010. Financial expenses were approximately $0.6 million in the six months ended June 30, 2011, compared to $0.1 million for the six months ended June 30, 2010. This increase was mainly attributable to the fair value measurement of swap contracts and interest expenses on our short-term loan and financial lease obligation.

Share of losses of equity accounted investees was approximately $4.6 million in the six months ended June 30, 2011, compared to $0 in the six months ended June 30, 2010. This increase was due to the closing of our investment in Dori Energy in January 2011.  As noted above, Dori Energy holds 18.75% of the share capital of Dorad, which uses derivative financial instruments, specifically forward transactions, to hedge its foreign currency risk exposure to the U.S. dollar. As a result of these hedges and the changes in fair value of these derivatives, Dorad recorded losses during the six month period ended June 30, 2011 and our share of these losses is approximately $4.6 million.

Tax benefit was approximately $1.1 million in the six months ended June 30, 2011. Taxes on income were approximately $0.4 million in the six months ended June 30, 2010.  The tax benefit during the six months ended June 30, 2011 is primarily attributable to tax assessments that have reached their statute of limitation decreasing the amount of unrecognized tax benefit.

Profit from discontinued operations was $0 for the six months ended June 30, 2011, compared to approximately $7.2 million for the six months ended June 30, 2010.  The income in the six months ended June 30, 2010 was due to the release of funds from the escrow account in connection with the HP Transaction, net of related expenses.

Other comprehensive income from foreign currency translation differences from foreign operation were approximately $2.5 million in the six months ended June 30, 2011. Other comprehensive loss from foreign currency translation differences from foreign operations were approximately $0.9 million in the six months ended June 30, 2010. The total increase in comprehensive income was due to our enhanced operations in the Italian PV field and resulted from the revaluation of the Euro against the US dollar. During the six months ended June 30, 2011 the revaluation of the Euro against the US dollar was approximately 8.4% compared to devaluation of approximately 14.8% during the six months ended June 30, 2010.

Our total comprehensive loss for the period was approximately $2.4 million in the six months ended June 30, 2011, compared to income of approximately $4.8 million in the six months ended June 30, 2010.  The net loss for the six months ended June 30, 2011 was primarily due to the closing of our investment in Dori Energy in January 2011, which is accounted for under the equity method. The net income for the six months ended June 30, 2010 was primarily due to the release of funds from the escrow account following the execution of the settlement agreement with HP described above.

Impact of Inflation, Devaluation and Fluctuation of Currencies

The consideration received from HP upon consummation of the HP Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts. We currently conduct our business in Italy and in Israel and a significant portion of our expenses is in Euro and New Israeli Shekel, or NIS. We therefore are affected by changes in the prevailing Euro/U.S. dollar and NIS/U.S. dollar exchange rates. We cannot predict the rate of revaluation/devaluation of the NIS or the Euro against the U.S. dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The tables below set forth the annual and semi-annual rates of devaluation (or revaluation) of the NIS against the U.S. dollar and of the U.S. dollar against the Euro.

	Year ended December 31,		Six months ended June 30,
	2009	2010	2010	2011
Revaluation(Devaluation) of the NIS against the U.S. dollar	0.7%	6%	(2.6)%	3.8%
Revaluation (Devaluation) of the Euro against the U.S. dollar	3.5%	(7.4)%	(14.8)%	8.4%

The semi-annual rate of inflation in Israel was 0.7% in the six months ended June 30, 2010 and it increased to 2.2% in the six months ended June 30, 2011.

The representative dollar exchange rate was Euro 1.23 for one U.S. dollar on June 30, 2010, and Euro 1.45 for one U.S. dollar on June 30, 2011. The average exchange rates for converting the Euro to U.S. dollars during the six-month periods ended June 30, 2010 and 2011 were Euro 1.33 and 1.4 for one U.S. dollar, respectively. The exchange rate as of September 15, 2011 was Euro 1.38 for one U.S. dollar.

The representative dollar exchange rate was NIS 3.875 for one U.S. dollar on June 30, 2010, and NIS 3.415 for one U.S. dollar on June 30, 2011. The average exchange rates for converting the NIS to U.S. dollars during the six-month periods ended June 30, 2010 and 2011 were NIS 3.76 and 3.52 for one U.S. dollar, respectively. The exchange rate as of September 15, 2011 was NIS 3.69 for one U.S. dollar.

A discussion concerning our functional currency, the functional currency of our subsidiaries and a description of the methods of currency translation we use is included in Item 5 of our Annual Report on Form 20-F, filed with the SEC on April 14, 2011.

Liquidity and Capital Resources

As of September 15, 2011, we hold approximately $25.1 million in cash and cash equivalents, approximately $16.4 million in restricted cash and approximately $11.7 million in long term deposits. Our plan of operation is to continue to operate in the Italian PV field and manage our investments in the Israeli market and, with respect to the remaining funds we hold, to identify and evaluate additional suitable business opportunities in the energy and infrastructure fields, including in the renewable energy field, through the direct or indirect investment in energy manufacturing plants, the acquisition of all or part of an existing business, pursuing business combinations or otherwise.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all. We entered into leasing and financing agreements in connection with the financing of four of our PV Plants, an agreement with Bank Leumi USA in connection with short term bank financing used as interim financing of our PV operations in Italy until the remainder of our PV Plants are financed, and into an agreement with Discount Bank in connection with the financing of our portion of Dori Energy’s obligations to Dorad. We currently have no commitments for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

Our management believes that the existing cash balance is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in long term deposits.

At June 30, 2011, we had approximately $46.7 million of cash and cash equivalents, approximately $8.5 million in restricted cash and approximately $1.2 million in long-term deposits, compared with approximately $76.6 million cash and cash equivalents, approximately $0.7 million in restricted cash and approximately $0.4 million in long term deposits at December 31, 2010. The decrease in cash and cash equivalents is mainly attributable to payments made in connection with our Italian PV Plants and our investment in Dori Energy.

As of June 30, 2011, we had commitments for capital expenditures in the amount of approximately $11 million for services that were preformed and will be performed in connection with agreements entered into for the construction of our PV plants. We anticipate to use our cash assets and financing from third party financing entities (especially in connection with the financing of our Italian PV Plants) in order to meet such commitments.

Operating activities

In the six months ended June 30, 2011, we had a loss of approximately $4.9 million. General and administrative expenses were approximately $1.8 million.

In the six months ended June 30, 2010, we had a profit of $5.7 million. General and administrative expenses were approximately $1.3 million.

Our main operating activity is currently related to our Italian PV Plants. We also manage our holdings in Dori Energy and indirect holdings in Dorad, inter alia through a representative on the Dorad board of directors. In addition to these operations, as a significant portion of our assets still consist of cash and cash equivalents and long term deposits, we also continue to conduct activities which attempt to locate additional business opportunities and strategic alternatives and activities relating to the investment of our funds. We cannot at this point predict whether following the consummation of other business transactions, in addition to the Italian photovoltaic transactions and the Israeli investments, we will have sufficient working capital in order to fund our operations.

Net cash used in operating activities was approximately $3.7 million in the six months ended June 30, 2011 primarily due to operating expenses and VAT payments made in connection with our PV Plants.

Net cash used in operating activities was approximately $1.3 million in the six months ended June 30, 2010 primarily due to general and administrative expenses.

Investing activities

Net cash used in investing activities was approximately $34.1 million in the six months ended June 30, 2011 primarily due to payments related to our PV Plants and our investment in Dori Energy and the investment in restricted cash to secure repayment of short-term bank financing.

Net cash used in investing activities was approximately $6.5 million in the six months ended June 30, 2010 primarily due to payments related to our PV Plants that were under construction and the investment in restricted cash to secure payments under documentary credit in connection with the purchase of solar modules for our PV Plants.

Financing activities

Net cash provided by financing activities in the six months ended June 30, 2011 was approximately $7.5 million, primarily due to short-term loans received (approximately $5 million) and proceeds from sale and finance lease back (approximately $2.3 million).

Net cash provided by financing activities in the six months ended June 30, 2010 was $0.

During the last quarter of 2010, we entered into leasing and financing agreements in connection with the financing of four of our PV Plants. As of June 30, 2011, we utilized approximately Euro 5.5 million out of the aggregate amount of Euro 6.2 million available under these leasing and financing agreements. During the first quarter of 2011, we entered into an agreement with Discount Bank in connection with the financing of our portion of Dori Energy’s obligations to Dorad. The Bank extended to Dorad, as per Dori Energy’s request, a NIS 120 million (approximately $34 million) guarantee. We also entered into an agreement with Bank Leumi USA in connection with short term bank financing used as interim financing of our PV operations in Italy. As of June 30, 2011 we utilized approximately Euro 3.5 million of this loan.

As of June 30, 2011, our total current assets amounted to approximately $60.4 million, out of which $46.7 million was in cash and cash equivalents and approximately $8.5 million was in restricted cash, compared with total current liabilities of approximately $24.8 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2010, our total current assets amounted to approximately $80.6 million, out of which $66.5 million was in cash and cash equivalents, approximately $5.2 million was in restricted cash and approximately $8 million was in discontinued operations (mainly in connections with amounts released by HP following the execution of the settlement agreement with HP) while our total current liabilities amounted to approximately $4.1 million.

The decrease in our cash balance is mainly attributable to amounts invested in new operations and general and administrative expenses.

Outstanding Warrants

As of September 15, 2011, there are outstanding warrants to purchase a total of 324,273 of our ordinary shares, all of which are currently exercisable. All of these warrants were granted to the investors participating in our private placement in January and February 2007 and are exercisable at $6.5 per share no later than January or February 2012.

Contractual Obligations

As of June 30, 2011, except for the short-term and long-term financing obtained through June 30, 2011 as described above, there have been no material changes to the contractual obligations we disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 14, 2011.

Disclosure about Market Risk

We currently have operations in Italy and Israel. Our expenses and income related to the Italian operations is denominated in Euro, and the functional currency of our investment in Dori Energy and our expenses in Israel are denominated, generally, in NIS. As a result, we are subject to adverse movements in foreign currency exchange rates between the Euro, NIS and the US dollar, in which most of our cash, cash equivalents and short-term deposits are denominated. In addition, in light of our financing activities, we are exposed to market risks resulting from changes in interest rates.

Inflation, Deflation and Fluctuation of Currencies

As detailed in our Annual Report on Form 20-F, filed with the SEC on April 14, 2011, we utilized certain foreign exchange forward contracts to hedge our exposure against the NIS in connection with our investment in Dori Energy. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As detailed in our Annual Report on Form 20-F, filed with the SEC on April 14, 2011, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

In addition, as a majority of our assets are cash and short-term U.S. dollar-denominated deposits with a U.S. bank. We carefully monitor the banking institutions that we use with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 4.A. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on April 14, 2011, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.